UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 5)*

                                 RADVISION Ltd.
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.10 per share
                         (Title of Class of Securities)


                                   M8186910 5
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88906B105

1   Name of Reporting Person:  Yehuda Zisapel
    I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   Citizenship or Place of Organization:            Israel


Number of     5        Sole Voting Power:        1,154,737 Ordinary Shares
Shares
Beneficially  6        Shared Voting Power:      187,213 Ordinary Shares
Owned by
Each          7        Sole Dispositive Power:   1,154,737 Ordinary Shares
Reporting
Person With   8        Shared Dispositive Power: 187,213 Ordinary Shares

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       1,341,950 Ordinary Shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):   6.8%*

12  Type of Reporting Person (See Instructions): IN





  -----------------

* Based on 19,632,713 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 2,883,510 Ordinary Shares held as treasury stock) as of December 31, 2008.

                                Page 2 of 5 Pages

   Item 1.

   (a) Name of Issuer: RADVISION Ltd.

   (b) Address of Issuer's Principal Executive Offices: 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

   Item 2.

   (a)      Name of Person Filing:     Yehuda Zisapel
            I.R.S. Identification No. of above person (entities only): N/A

   (b) Address of Principal Business Office or, if none, Residence: 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

   (c)      Citizenship:     Israel

   (d) Title of Class of Securities: Ordinary Shares, par value NIS 0.10 per share ("Ordinary Shares")

   (e)      CUSIP Number: M81869 10 5

   Item 3.  Not applicable

   Item 4.  Ownership

  (a) Amount beneficially owned: As of December 31, 2008, the Reporting Person beneficially owned 1,341,950 Ordinary Shares, or 6.8%, of the total number of Ordinary Shares issued and outstanding, of which: (i) 751,901 Ordinary Shares were owned of record by the Reporting Person;
         (ii) 402,836 Ordinary Shares were owned of record by RADbit Inc., an Israeli company wholly-owned by the Reporting Person; and (iii) 187,213 Ordinary Shares were owned of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and a director of RAD Data Communications Ltd. The Reporting Person and Zohar Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

   (b)   Percent of class: 6.8%*

   (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                                                       1,154,737 Ordinary Shares

            (ii)  Shared power to vote or to direct the vote:
                                                         187,213 Ordinary Shares

            (iii) Sole power to dispose or to direct the disposition of:
                                                       1,154,737 Ordinary Shares

            (iv)  Shared power to dispose or to direct the disposition of:
                                                         187,213 Ordinary Shares

  -----------------

* Based on 19,632,713 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 2,883,510 Ordinary Shares held as treasury stock) as of December 31, 2008.




                                Page 3 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.    Identification and Classification of Members of the Group

                  Not applicable.

Item 9.    Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certification

                  Not applicable.









                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 21, 2009

                                            /s/Yehuda Zisapel
                                            -----------------
                                            Yehuda Zisapel










































                                Page 5 of 5 Pages